Exhibit (a)(5)(M)

FOR IMMEDIATE RELEASE

MEN’S WEARHOUSE WELCOMES JOS. A. BANK’S INVITATION TO CONDUCT DUE DILIGENCE

FREMONT, Calif., February 28, 2014 — The Men’s Wearhouse (NYSE: MW) today sent a letter to Robert N. Wildrick, Chairman of the Board of Jos. A. Bank Clothiers (Nasdaq: JOSB) in response to Jos. A. Bank’s announcement that it would be willing to meet with Men’s Wearhouse.

The full text of the letter follows:

February 28, 2014

Robert N. Wildrick

Chairman of the Board of Directors

Jos. A. Bank Clothiers, Inc.

251 Royal Palm Way, Suite 101

Palm Beach, FL 33480

Dear Robert:

Thank you for your letter dated February 27th.  As you know, the Men’s Wearhouse Board believes that the acquisition of Jos. A. Bank by Men’s Wearhouse has strategic logic and the potential to deliver substantial benefits to our respective shareholders, employees and customers.  We look forward to working collaboratively with the Jos. A. Bank Board and management to effect this combination which would provide your shareholders with a substantial premium and immediate value.

We are prepared to meet with you to begin discussions regarding our proposal to acquire all of the outstanding shares of Jos. A. Bank. We would be happy to discuss with you at our meeting the specific topics that you raised in your letter, as set forth more particularly below:

1.              Due Diligence.  A due diligence request list (updated from what we previously had sent to you on November 26, 2013) setting forth the limited information that we need to review in connection with our proposal will be sent to you later today.  In addition, we will forward a confidentiality agreement incorporating certain changes from the draft you proposed.  Our advisors will be in touch to begin scheduling meetings with your senior executives.

2.              Transaction Structure.  We understand from your advisors that you currently have a preference for an all-cash transaction and our current proposal is structured as such.

3.              Transaction Certainty.  As you have suggested, documents provided to the FTC will allow each of us to better understand transaction certainty.  After a collaborative review between our respective FTC counsels, we look forward to discussing the appropriate provisions to be included in a merger agreement with respect to the regulatory approval process.

4.              Other Terms/Next Steps.  We look forward to the receipt of your draft merger agreement and will move expeditiously to negotiate definitive documentation in parallel with our due diligence review.  We would then hope and anticipate being prepared to present a fully negotiated merger agreement (including price) to the Jos. A Bank Board.

We look forward to reaching a transaction that creates value for all of our shareholders.

On Behalf of the Board of Directors of The Men’s Wearhouse, Inc.,

Douglas S. Ewert
President, Chief Executive Officer and Director
cc:	BofA Merrill Lynch
J.P. Morgan Securities LLC
Willkie Farr & Gallagher LLP

As previously announced on February 24, 2014, Men’s Wearhouse commenced a cash tender offer to acquire all outstanding shares of Jos. A. Bank Clothiers, Inc. for $63.50 per share.  The tender offer is scheduled to expire at 5:00 p.m., New York City time on Friday, March 12, 2014, unless the offer is extended.  Consummation of the offer is not conditioned upon any financing arrangements or subject to a financing condition.  The full terms, conditions and other details of the tender offer are set forth in the offering documents that Men’s Wearhouse have been filed with the Securities and Exchange Commission.

BofA Merrill Lynch and J.P. Morgan Securities LLC are serving as financial advisors to Men’s Wearhouse, and Willkie Farr & Gallagher LLP is serving as legal advisor.

Founded in 1973, Men’s Wearhouse is one of North America’s largest specialty retailers of men’s apparel with 1,133 stores.  The Men’s Wearhouse, Moores and K&G stores carry a full selection of suits, sport coats, furnishings and accessories in exclusive and non-exclusive merchandise brands and Men’s Wearhouse and Tux stores carry a limited selection.  Most K&G stores carry a full selection of women’s apparel.  Tuxedo rentals are available in the Men’s Wearhouse, Moores and Men’s Wearhouse and Tux stores.  Additionally, Men’s Wearhouse operates a global corporate apparel and workwear group consisting of Twin Hill in the United States and Dimensions, Alexandra and Yaffy in the United Kingdom.  Investors can find additional information at http://ir.menswearhouse.com/.

ADDITIONAL INFORMATION

On January 6, 2014, Java Corp. (“Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc., commenced a cash tender offer for all outstanding shares of common stock of Jos. A. Bank Clothiers, Inc. not already owned by Men’s Wearhouse or any of its subsidiaries, subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase dated as of February 24, 2014 (the “Offer to Purchase”). The purchase price to be paid upon the successful closing of the cash tender offer is $63.50 net per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase.  The offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, March 12, 2014, unless further extended in the manner set forth in the Offer to Purchase.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Men’s Wearhouse and the Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2014, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY

BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER.  Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Men’s Wearhouse through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

This press release contains forward-looking information.  Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.  These forward-looking statements may be significantly impacted by various factors, including, but not limited to: actions by governmental entities, domestic and international economic activity and inflation, success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.  These statements also include assumptions about our offer to acquire Jos. A. Bank (including its benefits, results, effects and timing) that may not be realized.  Risks and uncertainties related to the proposed transaction include, among others: in the event a definitive transaction agreement is executed, the risk that Jos. A. Bank’s shareholders do not approve the transaction; uncertainties as to the timing of the transaction; the risk that regulatory or other approvals required for the transaction are not obtained,  the risk that the other conditions to the closing of the transaction are not satisfied; and, in the event the transaction is consummated, risks related to the costs and difficulties related to the integration of Jos. A. Bank’s businesses and operations with Men’s Wearhouse’s business and operations; the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction; unexpected costs, charges or expenses resulting from the transaction; litigation relating to the transaction; and the inability to retain key personnel. The forward-looking statements in this press release speak only as of the date hereof. Men’s Wearhouse undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.  Other factors that may impact the forward-looking statements are described in Men’s Wearhouse’s annual report on Form 10-K for the fiscal year ended February 2, 2013 and Forms 10-Q.  For additional information on Men’s Wearhouse, please visit the Company’s websites at www.menswearhouse.com, www.mooresclothing.com, www.kgstores.com, www.twinhill.com, www.dimensions.co.uk and www.alexandra.co.uk.

Contacts:

Ken Dennard

Dennard • Lascar Associates

(832) 594-4004

ken@dennardlascar.com

http://ir.menswearhouse.com/

Dan Katcher / Tim Lynch / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449